GOLDBELT RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED March 31, 2006

This Management Discussion and Analysis ( MD&A ) should be read in conjunction with the Company s annual audited consolidated financial statements for the year ended June 30, 2005. Except as discussed below, all other factors referred to and discussed at June 30, 2005 remain substantially unchanged. Financial data contained herein is unaudited and has been prepared by management in accordance with Canadian Generally Accepted Accounting Principles.

All amounts included in the MD&A are in Canadian dollars, unless otherwise specified.

This report is dated as at May 5, 2006. Additional information related to the Company, including its most recent audited consolidated financial statements, is available for review on SEDAR at www.sedar.com.

Company overview

Goldbelt Resources Ltd. ( Goldbelt or the Company ) is a Canadian based resource company with mineral properties in Burkina Faso, West Africa. The common shares of Goldbelt trade on the TSX Venture Exchange under the symbol GLD.

On March 3, 2005, Goldbelt completed the acquisition of the Burkina Faso assets of Resolute Limited ( Resolute) of Perth Australia and a concurrent private placement of 16,000,000 units at $0.50 per unit to raise gross proceeds of $8,000,000. The principal property assets acquired include the Belahouro and Houndé area gold exploration permits in Burkina Faso.

Belahouro Permits

The Belahourou exploration permit is located in northern Burkina Faso, close to the Mali-Burkina Faso border. The Company has identified a number of deposits and gold showings along the Inata, Minfo, Souma and Fete Kole gold trends. The Company has incurred approximately $8.4 million in acquisition costs and spent $3.4 million on this property as at March 31, 2006.

The Inata trend has five deposits along a 7 km strike length. These five deposits have a currently estimated NI 43-101 resource of 15 million tonnes grading an average of 1.9 Au g/t gold in the measured and indicated category and 4.9 million tonnes grading 1.4 Au g/t gold in the inferred category. Total resources, using a cut-off grade of 0.5 Au g/t , are 948,000 measured and indicated ounces of gold and 190,000 inferred ounces of gold. The resource statement was prepared and reported in accordance with National Instrument 43-101 (Canada) by RSG Global as of April 24, 2006, a qualified resource consultancy based in Perth, Australia.

In December 2005, the Company submitted an application for a mining permit (Exploitation License Application) for the future development of the Inata Project. The Exploitation License Application consisted of three elements as proscribed by the laws of Burkina Faso:

  Environmental Impact Statement
  Sociological Impact Study
  Development Plan

The Burkina Faso government officials have commenced the review of this application with the final approval of this application expected in the third quarter of calendar 2006.

As the rest of the Belahouro exploration permit was subject to expiry in April 2006, the Company has submitted applications for several exploration permits covering this area. Goldbelt is awaiting approval of these applications and has been given assurances by Burkina Faso mining officials that the Company has the first right to these permits.

The Development Plan provided the substantiation for the exploitation of the Inata deposit and the basis for the Exploitation Permit Application to the Government of Burkina Faso. The Environmental Impact Statement, prepared by the independent consultant Socrege , details the sociological and potential environment impact associated with the mining and processing facilities at Inata. The community and local administration review process has recently commenced.

The Development Plan was prepared by Goldbelt in house and was based on an earlier report (the Technical Report ) dated December 2, 2005 which evaluated a number of alternative proposals for the development and operations of the Inata project. The Technical Report was prepared by the independent consultants GBM MEC Ltd. (UK) and RSG Global.

The Technical Report evaluated a number of process and production options from which Goldbelt selected an open-pit mining operation at an annual production rate of 1.0 million tonnes feeding a conventional CIL gold process plant that discharges dry waste tailings in order to minimize water consumption. The optimum case determined from the Technical Report is a 2.0 million tonnes-per-annum operation producing approximately 150,000 ounces of gold. The Company is currently refining the earlier Scoping Study designs for the mining, processing and infrastructure components in order to develop its Pre-feasibility study report.

A 35,000 meter drilling program is to be undertaken in the summer of 2006 while the permitting process is in progress which will provide a resource base for the development of a feasibility study at this optimum production rate. It is anticipated that this feasibility study will be completed in autumn 2006.

The Company is evaluating the purchase of an existing gold processing plant located in north-central Australia. If the purchase of this process plant is successfully concluded, it would result in an earlier production start date for the Inata Project.

Other exploration permits

In addition to the Belahouro exploration permit, Goldbelt has been issued ten highly prospective exploration licenses covering an area of approximately 2,216 km2.

The Oka Gakinde and Guesselnay licenses cover a 496 km2 area immediately north and east of the Belahouro Exploration Permit.

The Houndé area licenses located in southwestern Burkina Faso cover an area of approximately 1,155 km2. The five licenses (Bouhaoun, Karba, Kopoi, Lamou and Wakui) in this area are immediately south of Semafo s Mana Project and immediately north of Orezone s Bondi Project. The Mandiasso and Diosso licenses cover a 500 km2 area immediately south of the Houndé area licenses.

Goldbelt s geologists have been actively exploring the Houndé area both in 2005 and during the past quarter. To date approximately 16,000 soil and rock samples have been collected and assayed. These geochemical assay results and earlier geophysical survey results are currently being collated to provide an updated geological model of the tenements. The updated model will provide the basis for the 2006 exploration program and additional exploration targets. The Company has incurred approximately $366,000 in acquisition costs and spent $340,000 on these permits as at March 31, 2006.

The Ouedogo license, located in southeastern Burkina Faso, covers a 65 km2 area.

Analysis of Exploration Properties

The following table details the expenditures incurred on the Burkina Faso properties as at March 31, 2006:

	Belahouro	Other permits	Total
	$	$	$

Balance June 30, 2004	-	-	-
Acquisition from Resolute	7,928,351	346,167	8,274,518
Administrative	48,392	1,464	49,856
Assay and sampling	212,726	138,908	351,634
Camp and general	15,281	483	15,764
Communications	11,657	1,031	12,688
Drilling	921,917	-	921,917
Equipment amortization	4,496	-	4,496
Field supplies	44,131	-	44,131
Maps	262	88	350
Project engineering	5,398	-	5,398
Repairs and maintenance	17,043	1,715	18,758
Resource and mine engineering	162,923	-	162,923
Safety	3,071	862	3,933
Salaries and benefits	254,067	-	254,067
Taxes	20,360	6,648	27,008
Training	3,668	326	3,994
Travel and fuel	87,577	2,191	89,768

Balance June 30, 2005	9,741,320	499,883	10,241,203
Acquisition from Resolute	450,900	19,688	470,588
Administrative	67,399	20,973	88,372
Assay and sampling	125,967	1,890	127,857
Camp and general	14,575	7,409	21,984
Communications	20,054	2,929	22,983
Drilling	297,254	-	297,254
Environmental studies	86,220	-	86,220
Equipment amortization	7,955	-	7,955
Field supplies	19,150	5,973	25,123
Geophysical	14,387	-	14,387
Hydrogeology	15,442	-	15,442
Maps	2,887	205	3,092
Project engineering	298,620	-	298,620
Repairs and maintenance	29,972	9,569	39,541
Resource and mine engineering	173,322	-	173,322
Safety	1,871	581	2,452
Salaries and benefits	328,888	94,243	423,131
Taxes	12,742	25,954	38,696
Training	983	1,204	2,187
Travel and fuel	93,341	15,562	108,903

Expenditures for the period	2,061,929	206,180	2,268,109

Balance March 31, 2006	11,803,249	706,063	12,509,312

The Company incurred costs of $339,900 on the Belahouro property in the three month period ended March 31, 2006. The most significant expenditures related to salaries and benefits ($106,641) and engineering studies. Cumulative expenditures of $1,611,029, excluding $450,900 non-cash acquisition costs,, were incurred for the nine months ended March 31, 2006 consisting of drilling ($297,254), salaries and benefits ($328,888), project engineering ($298,620), resource and mine engineering ($173,322), assay and sampling ($125,967) and environmental studies ($86,220). These costs were incurred by the Company as the final part of its drill program on Inata, for the purpose of determining the resources on this property, and for the completion of the Environmental Impact Study, Sociological Impact Study and Development Plan which constituted the components of Goldbelt s submission to the Burkina Faso government for a mining permit.

The Company incurred costs of $119,617 on its other permits in Burkina Faso in the three months period March 31, 2006. Cumulative expenditures of $186,492, excluding $19,688 non-cash acquisition costs, were incurred for the nine months ended March 31, 2006. The most significant expenditures on this property to date relate to salaries paid mostly for field staff on these highly prospective properties as well as costs to maintain the permits in good standing.

Selected Quarterly Information

The results of operations and financial position are summarized in the following tables, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles.

	March 31, 2006	Dec 31, 2005	Sep 30, 2005	Jun 30, 2005
$ Cdn	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter
	Fiscal 2006	Fiscal 2006	Fiscal 2006	Fiscal 2005
Statement of operations

Loss	(1,245,303)	(820,338)	(346,534)	(386,375)

Loss per share	(0.03)	(0.02)	(0.01)	(0.01)

Balance Sheet

Working capital (deficiency)	292,222	(1,383,371)	(472,826)	745,129

Total Assets	14,939,322	12,789,020	13,507,222	14,862,378

Shareholders equity	12,913,315	10,307,048	10,706,347	11,031,761

Statement of Cash Flows

Investments in mineral properties	902,147	400,107	1,718,725	896,512

Cash flow from issue of shares	2,874,518	23,033	Nil	Nil

Selected Quarterly Information (continued)

	Mar 31, 2005	Dec 31, 2004	Sep 30, 2004	Jun 30, 2004
$Cdn	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter
	Fiscal 2005	Fiscal 2005	Fiscal 2005	Fiscal 2004
Statement of operations

Loss	(965,154)	(199,368)	(185,622)	(221,993)

Loss per share	(0.06)	(0.02)	(0.02)	(0.03)

Balance Sheet

Working Capital	2,851,746	620,654	620,022	1,057,933

Total Assets	13,749,743	1,056,092	997,317	1,074,334

Shareholders equity	11,201,702	950,714	950,082	1,057,933

Statement of Cash Flows

Investments in mineral properties
	2,003,916	Nil	Nil	Nil

Cash flow from issue of shares	7,346,725	200,000	Nil	275,000

Results of Operations

Three Months Ended March 31, 2006

For the three month period ended March 31, 2006, the Company incurred a loss of $1,245,303 (2005 loss of $965,154). The loss was due mostly to corporate travel and promotion of $315,267 (2005 - $139,376), salaries and benefits of $155,415 (2005 - $20,407) and stock-based compensation expense of $506,464 (2005 - $272,212). The Company acquired its Burkina Faso properties in March 3, 2005, and accordingly expenditures prior to this period were limited to pursuing the acquisition of target properties and general corporate matters. The increase in expenses for the periods under review is attributable to an increase in salaries and benefits for two officers and two employees in Toronto and increased travel and promotion costs. Stock compensation expense increased due to the grants of 3,785,000 options to directors, officers and consultants of the Company in fiscal 2006. The fair value of the stock option grants is amortized over the vesting period of three years.

Nine Months Ended March 31, 2006

For the nine month period ended March 31, 2006, the Company had a loss of $2,412,175 (2005 loss of $1,350,144). This increase from the previous period is explained above.

The Company will continue to incur losses until commercial production and revenue generation commence.

Liquidity and Capital Resources

As at March 31, 2006, the Company had cash and cash equivalents of $2,189,655 compared to the June 30, 2005 balance of $4,530,762 and the December 31, 2005 balance of $979,088.The overall decrease from June 30, 2005 is due to the conclusion of the drilling program on the Inata deposit and subsequent technical studies to support the Company s Exploitation License Application on the Inata Project as well as general and administrative expenses.

During the current quarter, the Company raised $2,625,000 though a private placement of $1,000,000, and $1,625,000 from the exercise of 2,500,000 warrants granted as part of the March 2005 offering of units. Additional funds were raised in the current quarter through the exercise of agents compensation options and warrants for a total of approximately $261,000 and the exercise of 660,000 options by three directors for $66,000. As a result of the private placement and pursuant to Goldbelt's obligations under the Agreement with Resolute dated November 19, 2004, Goldbelt issued to Resolute 723,982 common shares, 180,995 common share purchase warrants exercisable at $0.65 until January 13, 2008 and 180,995 common share purchase warrants exercisable at $0.845 until January 13, 2008.

As a result of the March 3, 2005 unit offering of $8,000,000, the private placement of $1,000,000, and the exercise of warrants for $1,625,000, the Company has completed its obligation to raise $10,625,000 by January 31, 2006 in accordance with the Agreement with Resolute. On April 17, 2006, the Company agreed to issue an aggregate of 1,670,000 Goldbelt shares to Resolute to repay the US$1,575,685 payable to Resolute for the 2004 drilling program under the Agreement and settle other amounts claimed by Goldbelt to be owed by Resolute. In addition and as a result of Goldbelt satisfying its obligation to raise the minimum of $10,625,000 by way of one or more private placements, Goldbelt has agreed to issue 1,176,471 shares, 294,118 common share purchase warrants exercisable at $0.75 until January 17, 2008 and 294,118 common share purchase warrants exercisable at $0.98 until January 17, 2008. Resolute has agreed to surrender previously issued 1,176,471 Goldbelt warrants exercisable at $0.65 until September 3, 2006 and subject to an accelerated expiry date of May 10, 2006. This settlement of shares and warrants is in addition to the shares and warrants issued at the January 13, 2006 private placement as described above.

At March 31, 2006 the Company had 9,440,127 warrants with an exercise price of $0.65 which were subject to accelerated expiry. Under the terms of the certificates representing these warrants, if the trading price of the Company s shares exceeds $0.95 for 21 consecutive trading days, the Company may accelerate the expiry date of the warrants. Since the Company s shares exceeded $0.95 for the requisite 21 consecutive trading days on April 5, 2006, the Company exercised its right and caused to be delivered to each holder of warrants a notice confirming the acceleration of the expiry date of the warrants to May 10, 2006. After giving effect to the cancellation of the 1,176,471 Resolute warrants there were 8,263,656 warrants subject to this accelerated expiry time representing funds of approximately $5,371,000 if all are exercised. As at the date of this report, 2,642,900 warrants were exercised for cash of $1,717,898.

The Company is evaluating the option to purchase an existing gold processing plant located in north-central Australia for AUD$2,000,000. The Company expects that if concluded, this acquisition will significantly reduce the lead times required in constructing the new process facility at the Inata Project.

The Company had working capital of $292,222 as at March 31, 2006. This low working capital situation has been rectified subsequently due to the extinguishment of the approximately $1,838,000 Resolute debt through the issuance of shares as described above and improved further through the early warrant exercises.

The Company plans to use the funds to assist in the completion of the pre-feasibility study on the Inata Project. Additional funding will be required to complete this study; to carryout a 35,000 meter resource definition and exploration drilling program at Inata and Belahouro and prepare a bankable feasibility study on the Inata Project. The Company plans to fund the development of the Inata mine through additional equity and/or debt financing.

The Company is actively pursuing sources of financing to proceed towards developing the Inata Project and to further its exploration activities within the Belahouro and other license areas in Burkina Faso. While the Company has been successful in the past in raising financing, there is no guarantee that the Company will be as successful in the future.

Related Party Transactions

The Company entered into the following transactions with related parties:

The Company pays Mr. Paul J. Morgan fees in his capacity as Executive Chairman of the Company. The Company also pays Mr. Brian C. Irwin, a Director of the Company and a retired partner of a leading law firm, professional fees for corporate secretarial and general advisory services.

The following table discloses the related party transactions, which were in the normal course of operations and were measured at the exchange amounts, for the financial periods as follows:

	Type of	3 months ended March 31		9 months ended March 31
Related party	transaction	2006	2005	2006	2005
		$	$	$	$

Brian C. Irwin	Professional fees	12,000	140,910[1]	36,000	189,045[1]
Paul J. Morgan	Management fees	35,000	7,256	54,000	19,687

		47,000	148,166	78,000	208,732

1 The comparative figures include fees paid to the legal firm in which Mr. Irwin was a partner prior to his retirement in June 2005.

Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities, and due to Resolute Mining Limited. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Outlook

Our key objectives for the next twelve months include:

  Completion of a 35,000 metre drill program in the summer of 2006;

  Increasing the mineable reserves at Inata, complete a bankable feasibility study and make a decision to mine ;

  Raising the necessary financing for project development and exploration as well as working capital purposes;

  Additional exploration on our other properties which have promising gold showings with the objective of completing a resource estimation ;

  Pay the outstanding balance for the gold process plant, upgrade, refurbishment and make arrangements for the relocation, permitting and installation at Inata; and

  Improving our communications to all stakeholders.

SHARE CAPITAL INFORMATION AS AT MAY 5, 2006

Common shares	42,723,264

Common share options	5,110,000

Common share purchase warrants	11,157,094

Agents compensation options	585,703

Agents compensation share purchase warrants	292,852

Common shares on a fully diluted basis	59,868,913

Cautionary Note

Certain statements contained herein constitute forward-looking statements which are not historical facts and are made pursuant to the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. When used in this document, words like "anticipate", "believe", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements.

Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties,

The United States Securities and Exchange Commission permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We may use certain terms in our publications such as resources that are prescribed by Canadian regulatory policy and guidelines but are not provided for in the SEC guidelines on publications and filings.

Forward-looking statements are based on the beliefs, estimates and opinions of the Company s management or its independent professional consultants on the date the statements are made. The reader is cautioned that actual results, performance or achievements may be materially different from those implied or expressed in such statements.

Disclaimer

The information contained herein is prepared by the Company and believed to be accurate but has not been independently audited or verified, and is provided for informational purposes. This information is not to be construed as an offer or as a recommendation to buy or sell securities of Goldbelt Resources Ltd. The Company s officers and directors assume no responsibility for use of this information in any way whatsoever and do not guarantee its accuracy.